================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2007

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from____________to___________


                        Commission File Number 000-28846


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Centrue Bank 401(k) Profit Sharing Plan
        (formerly known as UnionBancorp, Inc. 401(k) Profit Sharing Plan)


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Centrue Financial Corporation
                         7700 Bonhomme Avenue, Suite 300
                               St. Louis, MO 63105



================================================================================

                              REQUIRED INFORMATION

         The following financial statements and schedules of the Centrue Bank 401(k) Profit Sharing Plan (the "Plan"), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are filed herewith. Crowe Chizek and Company LLC, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2007 and 2006. The consent of Crowe Chizek and Company LLC is attached as Exhibit 23.1 to this Form 11-K.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2007 and 2006


                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................    1


FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS......................    2

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS............    3

      NOTES TO FINANCIAL STATEMENTS........................................    4


SUPPLEMENTAL SCHEDULE

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).......   11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator of
   Centrue Bank 401(k) Profit Sharing Plan and Trust
Ottawa, Illinois


We have audited the accompanying statements of net assets available for benefits of the Centrue Bank 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.


                                          Crowe Chizek and Company LLC

Oak Brook, Illinois
June 26, 2008


                              CENTRUE BANK 401(k) PROFIT
                                SHARING PLAN AND TRUST
                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 2007 and 2006

--------------------------------------------------------------------------------------------


                                                                    2007            2006
                                                                ------------    ------------
ASSETS
Investments at fair value (Note 4)                              $ 10,735,895    $  6,187,082
                                                                ------------    ------------

      Net assets reflecting all investments at fair value         10,735,895       6,187,082
                                                                ------------    ------------
Adjustment from fair value to contract value
  for fully benefit-responsive contracts                              13,545          14,556
                                                                ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                               $ 10,749,440    $  6,201,638
                                                                ============    ============

--------------------------------------------------------------------------------------------

                    See accompanying notes to financial statements.

                                                                                          2.


                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2007

--------------------------------------------------------------------------------

Additions to net assets attributed to
  Investment income
       Net appreciation in fair value of investments (Note 4)     $  1,139,045
       Interest and Dividends                                           11,836
                                                                  ------------
                                                                     1,150,881

  Contributions
       Participant wage deferrals                                      912,457
       Rollovers                                                     2,851,445
       Employer                                                        449,118
                                                                  ------------
                                                                     4,213,020

       Total additions                                               5,363,901

Deductions from net assets attributed to
  Benefits paid to participants                                        814,599
  Administrative expenses                                                1,500
                                                                  ------------

       Total deductions                                                816,099
                                                                  ------------

Net increase                                                         4,547,802

Net assets available for benefits
  Beginning of year                                                  6,201,638
                                                                  ------------

  End of year                                                     $ 10,749,440
                                                                  ============

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              3.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

Effective November 13, 2006, the Board of Directors of UnionBancorp, Inc. unanimously consented to change the name of the Plan from the UnionBancorp, Inc. 401(k) Profit Sharing Plan and Trust to the Centrue Bank 401(k) Profit Sharing Plan and Trust ("the Plan") pursuant to UnionBancorp, Inc.'s merger with Centrue Financial Corporation ("the Company").

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of the Company and certain of its subsidiaries. The Plan was established effective January 1, 1998 and restated effective January 1, 2006 and covers all employees who have completed three months of service (six months prior to January 1, 2006) and are aged 20 1/2 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Centrue Financial Corporation (the Administrator) and the trustee of the Plan is Centrue Bank (the Trustee), which is a subsidiary of the Administrator. The Plan's assets are held by First Mercantile Trust Company.

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code (IRC) Sections 402(g) and 415 of their annual compensation. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company's discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The employer non-elective safe harbor contribution is allocated to participant accounts each pay period based on each participant's eligible compensation and was 3% of eligible wages for the 2007 plan year.

Participant Accounts: Each participant's account is credited with that employee's contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to the participant's account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              4.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year for which the terminated participant receives a distribution.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of six years of service or attainment of normal retirement age (65), death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions, plus actual earnings thereon. In the event that the Company makes matching contributions in excess of safe-harbor contributions, a participant would be 100% vested after six years of service for plan years beginning after December 31, 2001 in accordance with the table below.

                   Years of Service         Percent Vested
                   ----------------         --------------

                   Less than two                   0%
                   Two                            20
                   Three                          40
                   Four                           60
                   Five                           80
                   Six                           100

Prior to December 31, 2001, participants were 100% vested after seven years.

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum cash amounts.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years except for the purchase of a primary residence, which may be for a reasonable period of time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the plan administrator. Interest rates on loans outstanding at December 31, 2007 range from 5% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant's account according to the current investment election.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              5.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 1%. Employer contributions are allocated in the same percentages that the employee has elected. The Plan offers various investment options, including Centrue Financial Corporation common stock. Plan participants are allowed to reallocate funds between investment options on a daily basis.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. The fair values of the Plan's interests in common collective trust funds are based upon the net asset values of the funds as reported by the Plan custodian. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of employer common stock is based on quoted market prices. The fair values of the Plan's interests in stable value funds are based upon the net assets values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. Money market funds are reported at cost, which approximates fair value. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Participant loans are carried at their remaining balance, which approximates fair value.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              6.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Risks and Uncertainties: The Plan provides for various investment options in common collective trust funds and employer stock. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances.

At December 31, 2007 and 2006, approximately 33% and 8% respectively, of the Plan's assets were invested in Centrue Financial Corporation common stock.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. This standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Payment of benefits: Benefits are recorded when paid.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              7.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2007 and 2006 that represent 5% or more of the Plan's net assets.

                                                                         2007            2006
                                                                     ------------    ------------
         Investments at fair value
             Common collective funds
                 ABN-AMRO Income Plus Fund                           $    867,799    $    921,229
                 Lifestyle Moderate Growth Strategy Fund                  533,546         334,186
                 Federated Kaufmann A Fund Fund                           764,455         680,234
                 Vanguard Midcap Index Fund                                     *         365,130
                 American Funds Growth Fund                               553,269         469,509
                 Smith Group Asset Management Fund                              *         419,200
                 NWQ Investment Management Fund                           608,902         589,888
                 American Funds Europacific R4 Fund                       648,213         564,452

             Common stock
                 Centrue Financial Corporation common stock fund
                   (160,639 and 24,955 shares at December 31,
                   2007 and 2006, respectively)                         3,571,843         471,661

         *Did not meet the 5% threshold.

During the year ended December 31, 2007, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

         Common collective trusts                                                    $    583,293
         Common stock                                                                     555,752
                                                                                     ------------

              Net change in fair value                                               $  1,139,045
                                                                                     ============

For the plan year ended December 31, 2007, the Plan's investments earned dividend and interest income of $11,836.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              8.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. At December 31, 2007 and 2006, the Plan held investments in common collective funds managed by First Mercantile Trust Company (First Mercantile). First Mercantile is the custodian of the Plan; therefore, these qualify as party-in-interest investments. The Plan also holds party-in-interest investments in the form of participant loans at December 31, 2007 and 2006 of $170,565 and $124,115, respectively.

The Plan allows participants to invest their account balances in the Centrue Financial Corporation common stock fund. At December 31, 2007 and 2006, the Plan had $3,571,843 and $471,661, respectively, invested in Employer Stock. In 2007, the Plan's investment in Employer Stock was held through a unitized investment fund managed by First Mercantile. The Plan held 160,639 and 23,975 shares of Employer stock as of December 31, 2007 and 2006, respectively.

Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Company. During the plan year ended December 31, 2007, the Plan paid administrative fees totaling $1,500 to First Mercantile.

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $0 and $17,165 at December 31, 2007 and 2006, respectively.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              9.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

NOTE 7 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated November 19, 2001 that the Non-Standardized Profit Sharing Plan (Prototype) upon which the Company's plan is based is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

                                                                         2007            2006
                                                                     ------------    ------------
         Net assets available for benefits per the financial
           statements                                                $ 10,749,440    $  6,201,638
         Amounts allocated to withdrawing participants                         --         (17,165)
                                                                     ------------    ------------
         Net assets available for benefits per the Form 5500         $ 10,749,440    $  6,184,473
                                                                     ============    ============

The following is a reconciliation of 2007 benefits paid to participants per the financial statements to benefits paid to participants per the 2007 Form 5500:

         Benefits paid to participants per the financial statements                  $    814,599
         Less: amounts allocated to withdrawing participants at December, 31 2006         (17,165)
                                                                                     ------------
         Benefits paid to participants per the Form 5500                             $    797,434
                                                                                     ============

NOTE 9 - SUBSEQUENT EVENT

Effective January 1, 2008, the Plan was amended to require automatic enrollment of eligible participants. Eligible participants who do not elect a specific deferral percentage or decline enrollment will be automatically enrolled into the Plan with a 3% deferral percentage.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                             10.

                              SUPPLEMENTAL SCHEDULE


                                               CENTRUE BANK 401(k) PROFIT
                                                 SHARING PLAN AND TRUST
                                               December 31, 2007 and 2006

                             SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                    December 31, 2007

--------------------------------------------------------------------------------------------------------------------------

Name of Plan Sponsor:  Centrue Financial Corporation
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

                                                     (c)
                                                Description of
                                            Investment, Including
                                                Maturity Date,
               (b)                            Rate of Interest,                                                      (e)
     Identity of Issue, Borrower,              Collateral, Par,                              (d)                   Current
(a)    Lessor, or Similar Party               or Maturity Value                             Cost**                  Value
---    ------------------------               -----------------                             ------                  -----
                               Money market fund
                               -----------------
*          First
             Mercantile        FMT/Money Market Fund; 32,335.7487                                                  342,038

                               Common collective funds
                               -----------------------
*          First
             Mercantile.       ABN-AMRO Income Plus Fund; 81,857.6946                                              881,345
*          First
             Mercantile        Vanguard 500 Index Fund; 21,592.7562                                                264,423
*          First
             Mercantile        Federated Kaufmann A Fund; 62,499.3502                                              764,455
*          First
             Mercantile        Vanguard Midcap Index Fund; 34,269.3522                                             364,468
*          First
             Mercantile        BlackRock Interm Government Bond Fund; 5,823.8700                                    64,207
*          First
             Mercantile        American Funds Growth Fund; 47,849.8764                                             553,269
*          First
             Mercantile        Jennison Dryden Small Cap Core Fund; 22,784.4477                                    223,144
*          First
             Mercantile        Oppenheimer Developing Markets Fund; 18,103.4567                                    255,845
*          First
             Mercantile        American Funds Europacific R4 Fund; 52,160.4372                                     648,213
*          First
             Mercantile        Calvert Income A Fund; 20,925.9010                                                  220,134
*          First
             Mercantile        LifeStyle Moderate Growth Strategy Fund; 47,054.0852                                533,546



--------------------------------------------------------------------------------------------------------------------------

                                                      (Continued)
                                                                                                                       11.


                              SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2007

--------------------------------------------------------------------------------------------------------------------------


Name of Plan Sponsor:  Centrue Financial Corporation
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

                                                     (c)
                                                Description of
                                            Investment, Including
                                                Maturity Date,
               (b)                            Rate of Interest,                                                      (e)
     Identity of Issue, Borrower,              Collateral, Par,                              (d)                   Current
(a)    Lessor, or Similar Party               or Maturity Value                             Cost**                  Value
---    ------------------------               -----------------                             ------                  -----
*          First
             Mercantile        Smith Group Asset Management Fund; 39,935.6971                                      496,013
*          First
             Mercantile        NWQ Investment Management, LLC Fund; 55,275.3135                                    608,902
*          First
             Mercantile        BlackRock Capital Management, Inc Fund; 918.4188                                      9,804
*          First
             Mercantile        Zevenbergen Capital Investments LLC Fund; 18,817.5798                               238,631
*          First
             Mercantile        LifeStyle Conservative Growth Strategy Fund; 2,141.8957                              23,155
*          First
             Mercantile        LifeStyle Aggressive Growth Strategy Fund; 37,534.3921                              426,642


                               Common Stock                                                                      3,571,843
                               ------------
*          Centrue Bank        160,639 shares

                               Other
                               -----
*          First
             Mercantile        Cash Equivalents                                                                     88,798
*          Participant
             Loans             Interest rates ranging from 5% to 9.25%                                             170,565
                                                                                                               -----------

                Total investments                                                                              $10,749,440
                                                                                                               ===========

*     Party-in-interest.
**    Not applicable for participant-directed investments.

--------------------------------------------------------------------------------------------------------------------------

                                                                                                                       12.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       CENTRUE BANK
                                       401(k) PROFIT SHARING PLAN

Date: June 26, 2008                    By: /s/ KURT R. STEVENSON
                                           -------------------------------------
                                           Kurt R. Stevenson
                                           Senior Executive Vice President and
                                           Chief Executive Officer

                     CENTRUE BANK 401(k) PROFIT SHARING PLAN

                                  EXHIBIT INDEX
                                       TO
                           ANNUAL REPORT ON FORM 11-K


Exhibit
  No.                      Description
--------------------------------------------------------------------------------

23.1                       Consent of Crowe Chizek and Company LLC